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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 5)*
OBSIDIAN ENTERPRISES, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
23700P109 (CUSIP Number)

STEPHEN J. HACKMAN, ESQ.
Ice Miller LLP
One American Square
Suite 3100
Indianapolis, IN 46282-0200
(317) 236-2100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 27, 2006 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:            23700P109

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Black Rock Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF; OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Indiana

Number of Shares		7.	Sole Voting Power: 2,800,984
Beneficially
Owned by Each		8.	Shared Voting Power: 0
Reporting
Person With		9.	Sole Dispositive Power: 2,800,984

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,800,984

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11): 90.1%

14.	Type of Reporting Person (See Instructions): CO

CUSIP NO.:            23700P109

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Timothy S. Durham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: United States

Number of Shares		7.	Sole Voting Power: 0
Beneficially
Owned by Each		8.	Shared Voting Power: 2,800,984
Reporting
Person With		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,800,984

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,800,984*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):)
☐

13.	Percent of Class Represented by Amount in Row (11): 90.1%

14.	Type of Reporting Person (See Instructions): IN

* Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), Mr. Durham disclaims beneficial ownership of all of such Shares except to the extent of his pecuniary interest, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that Mr. Durham is the beneficial owner of any securities covered by this Statement.

CUSIP NO.:            23700P109

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Obsidian Capital Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares		7.	Sole Voting Power: 0
Beneficially
Owned by Each		8.	Shared Voting Power: 0
Reporting
Person With		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11): N/A

14.	Type of Reporting Person (See Instructions): PN

CUSIP NO.:            23700P109

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Diamond Investments, LLC 35-2088657

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Indiana

Number of Shares		7.	Sole Voting Power: 0
Beneficially
Owned by Each		8.	Shared Voting Power: 0
Reporting
Person With		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions): OO

CUSIP NO.:            23700P109

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Obsidian Capital Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Indiana

Number of Shares		7.	Sole Voting Power: 0
Beneficially
Owned by Each		8.	Shared Voting Power: 0
Reporting
Person With		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions): OO

CUSIP NO.:            23700P109

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Terry G. Whitesell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: United States

Number of Shares		7.	Sole Voting Power: 0
Beneficially
Owned by Each		8.	Shared Voting Power: 0
Reporting
Person With		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions): IN

CUSIP NO.:            23700P109

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Osler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: United States

Number of Shares		7.	Sole Voting Power: 0
Beneficially
Owned by Each		8.	Shared Voting Power: 0
Reporting
Person With		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions): IN

CUSIP NO.:            23700P109

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Durham Whitesell & Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Indiana

Number of Shares		7.	Sole Voting Power: 0
Beneficially
Owned by Each		8.	Shared Voting Power: 0
Reporting
Person With		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions): OO

CUSIP NO.:            23700P109

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Fair Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Ohio

Number of Shares		7.	Sole Voting Power: 0
Beneficially
Owned by Each		8.	Shared Voting Power: 0
Reporting
Person With		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions): CO

CUSIP NO.:            23700P109

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Jonathan Swain

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: United States

Number of Shares		7.	Sole Voting Power: 0
Beneficially
Owned by Each		8.	Shared Voting Power: 2,800,984
Reporting
Person With		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,800,984

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,800,984*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11): 90.1%

14.	Type of Reporting Person (See Instructions): IN

* Pursuant to Rule 13d-4 of the Act, Mr. Swain disclaims beneficial ownership of all of such Shares, and this Statement shall not be construed as an admission that Mr. Swain is the beneficial owner of any securities covered by this Statement.

        This Amendment No. 5 amends the Schedule 13D originally filed with the Securities and Exchange Commission on July 2, 2001, as amended on September 10, 2001, April 14, 2002, May 22, 2003, and March 11, 2005, with respect to beneficial ownership of securities of Obsidian Enterprises, Inc. (formerly named Danzer Corporation).

Item 1.    Security and Issuer.

        This statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of Obsidian Enterprises, Inc., a Delaware corporation (the "Issuer"), that the Reporting Persons own or owned of record or beneficially. The principal executive offices of the Issuer are located at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Item 2.    Identity and Background.

        This Amendment No. 5 is jointly filed by the following persons (collectively, the "Original Reporting Persons"): Obsidian Capital Partners, LP, a Delaware limited partnership (the "Partnership"); Obsidian Capital Company, LLC, an Indiana limited liability company ("OCC"); Timothy S. Durham; Terry G. Whitesell; Jeffrey W. Osler; Diamond Investments, LLC, an Indiana limited liability company ("Diamond"); Durham Whitesell & Associates, LLC, an Indiana limited liability company ("DWA"); and Fair Holdings, Inc., an Ohio corporation ("Fair Holdings"). In addition to the Original Reporting Persons, this Amendment No. 5 is also jointly filed by the following persons (collectively, the "Additional Reporting Persons," and collectively with the Original Reporting Persons, the "Reporting Persons"): Black Rock Acquisition Corporation, a Delaware corporation ("Black Rock") and Jonathan Swain.

        The principal place of business and business address of all of the Reporting Persons is: 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

        The Partnership is a Delaware limited partnership principally engaged in the business of investing in small and middle market companies in basic industries, such as manufacturing, distribution and services.

        OCC is an Indiana limited liability company. OCC is the general partner of the Partnership and is a leveraged buyout fund that specializes in buying controlling positions in middle market companies.

        Mr. Durham is a citizen of the United States. Mr. Durham serves as the Chairman and Chief Executive Officer of the Issuer, as a Managing Member and Chief Executive Officer of OCC, as the Managing Member of Diamond, as a Managing Member of DWA, and as Chairman of Fair Holdings, Inc. Mr. Durham is also the Chairman of the Board, President and Chief Executive Officer of Black Rock.

        Mr. Whitesell is a citizen of the United States. Mr. Whitesell serves as the President and Chief Operating Officer of the Issuer and as a Managing Member of OCC and DWA.

        Mr. Osler is a citizen of the United States, Mr. Osler serves as Executive Vice President, Secretary and Treasurer of the Issuer and as a Managing Member of OCC.

        Diamond is an Indiana limited liability company. Diamond is the personal investment vehicle of Timothy S. Durham and certain members of his immediate family. Mr. Durham has majority ownership interest in and voting control of Diamond.

        DWA is an Indiana limited liability company that engages principally in investing. Messrs. Durham and Whitesell are Managing Members of DWA.

        Fair Holdings is an Ohio corporation that engages principally in general financing. Mr. Durham has a fifty percent ownership interest in Fair Holdings and serves as the Chairman.

        Black Rock is an Indiana corporation that was formed by Messrs. Durham, Whitesell and Osler for the purpose of acquiring shares of the Issuer with the intention of causing the Issuer to become a privately held company.

        Mr. Swain is a citizen of the United States. Since 1999, Mr. Swain has been the owner and Business Consultant of Swain Capital Management, which manages investments and property. Mr. Swain is also the Director of Corporate Development for Fair Holdings. Mr. Swain is a member of the board of directors of Black Rock.

        During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

        On January 27, 2006, Black Rock acquired approximately 90.1% of the outstanding shares of Common Stock. Approximately, 77.3% of those shares of Common Stock were acquired through contributions by the Original Reporting Persons in exchange for shares of Black Rock common stock. Black Rock acquired an additional 12.8% of the outstanding shares of Common Stock in privately negotiated purchases with other Obsidian stockholders. Black Rock acquired 154,483 of the shares of Common Stock acquired in privately negotiated at prices of $1.85 per share and 242,108 of the shares of Common Stock acquired in privately negotiated transactions in exchange for shares of Black Rock common stock.

        In order to finance costs and expenses associated the going private transaction described in Item 4 below (including the acquisition of the Common Stock), Black Rock has entered into a Term Loan Agreement and Promissory Note (the "Loan Agreement") with Diamond. Pursuant to the Loan Agreement, Black Rock may borrow up to $255,000.00 from Diamond. The loan is non-recourse and unsecured, and there are no material conditions to the financing other than that it is to be used for purposes of the going private transaction. The loan bears interest at a rate of 6% per annum and the loan matures and is due in full on June 16, 2007. Although the loan may be prepaid at any time without premium or penalty, no payment is required to be made until the maturity date. In addition to amounts provided under the Loan Agreement, Black Rock has also called Diamond's subscription to purchase up to 706,047 shares of the common stock of Black Rock Acquisition at a cost of $1.85 per share, in accordance with the terms of a Subscription Agreement entered into by Diamond and Black Rock Acquisition and the proceeds will also be used to fund the going private transaction (including the acquisition of the Common Stock).

        As described above, the Original Reporting Persons have not made any acquisition of Common Stock, but have contributed all of the shares of Common Stock previously reported as being held by the Original Reporting Persons to Black Rock in exchange for shares of Black Rock common stock. For that reason, all of the Original Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock as of January 27, 2006. As described below, Messrs. Durham and Swain are directors of Black Rock, and for that reason, can be said to exercise voting and investment power over the Common Stock held by Black Rock. Both Messrs. Durham and Swain disclaim beneficial ownership of the Common Stock held by Black Rock and did not use any funds in connection with their acquisition of this voting and investment power. No other Reporting Person acquired or otherwise has voting or investment power with respect to the Common Stock held by Black Rock.

Item 4.    Purpose of Transaction.

        Black Rock is an entity formed by Messrs. Durham, Whitesell, and Osler, for the purpose of taking the Issuer private. On January 27, 2006, Black Rock acquired 77.29% of the outstanding shares of Common Stock through contributions of those shares by Messrs. Durham, Whitesell and Osler (and the other Reporting Persons (other than Mr. Swain who at no time prior to January 27, 2006 had, directly or indirectly, beneficial ownership of any securities of the Issuer)) in exchange for shares of Black Rock common stock. On that same date, Black Rock acquired an additional 12.79% of the outstanding shares of Common Stock in privately negotiated purchases with other Obsidian stockholders.

        As the owner of over 90% of the outstanding shares of Common Stock, Black Rock is entitled to merge with the Issuer without the need for a vote of the Issuer's stockholders. Black Rock expects to complete this merger on or about March 6, 2006. Stockholders of the Issuer who did not sell or contribute their shares of Common Stock to Black Rock will be entitled to receive a cash payment of $1.85 per share. As a result of the merger, the Common Stock will be held of record by fewer than 300 stockholders and Messrs. Durham, Whitesell and Osler intend to cause the Issuer to terminate the registration of the Common Stock under the Securities Exchange Act of 1934 and become a private company.

Item 5.    Interest In Securities Of The Issuer.

(a)-(b)    Information on the percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Amendment No. 5 and is incorporated herein by reference.

        Messrs. Durham and Swain may be deemed to beneficially own and share voting and dispositive power with respect to Common Stock held by Black Rock because of the positions they hold with Black Rock as reported in response to Item 2. The information in Item 2 is incorporated herein by reference. No other Reporting Person acquired or otherwise has voting or investment power with respect to Common Stock held by Black Rock.

(c) and (e)    The information provided in response to Item 3 is incorporated herein by reference.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Other than the Loan Agreement and the Subscription Agreement between Black Rock and Diamond (described in Item 3, which description is incorporated herein by reference), at this time there are no contracts, arrangements, understandings or relationships with respect to the Common Stock. The information set forth in Item 2 is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement.
Exhibit B:	Term Loan Agreement and Promissory Note by and between Diamond Investments, LLC and Black Rock Acquisition Corporation, dated June 16, 2005.
Exhibit C:	Subscription Agreement by and between Diamond Investments, LLC and Black Rock Acquisition Corporation, dated June 16, 2005.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2006	OBSIDIAN PARTNERS, L.P.
	By:	Obsidian Capital Company, LLC,
	Its:	Managing General Partner
	By:	/s/ TIMOTHY S. DURHAM
Timothy S. Durham Its: Managing Member
Dated: January 30, 2006	OBSIDIAN CAPITAL COMPANY, LLC
	By:	/s/ TIMOTHY S. DURHAM
Timothy S. Durham Its: Managing Member
Dated: January 30, 2006	/s/ TIMOTHY S. DURHAM Timothy S. Durham
Dated: January 30, 2006	/s/ TERRY G. WHITESELL Terry G. Whitesell
Dated: January 30, 2006	/s/ JEFFREY W. OSLER Jeffrey W. Osler
Dated: January 30, 2006	DIAMOND INVESTMENTS, LLC
	By:	/s/ TIMOTHY S. DURHAM
Timothy S. Durham Its: Managing Member
Dated: January 30, 2006	DURHAM WHITESELL AND ASSOCIATES, LLC
	By:	/s/ TIMOTHY S. DURHAM
Timothy S. Durham Its: Managing Member
Dated: January 30, 2006	FAIR HOLDINGS, INC.
	By:	/s/ TIMOTHY S. DURHAM
Timothy S. Durham Its: Chairman and CEO

Dated: January 30, 2006	Black Rock Acquisition Corp.
	By:	/s/ TIMOTHY S. DURHAM
Timothy S. Durham Its: Chairman and CEO
Dated: January 30, 2006	/s/ JONATHAN SWAIN Jonathan Swain

EXHIBIT INDEX

Exhibit No.	Description
Exhibit A:	Joint Filing Agreement
Exhibit B:	Term Loan Agreement and Promissory Note by and between Diamond Investments, LLC and Black Rock Acquisition Corporation, dated June 16, 2005.
Exhibit C:	Subscription Agreement by and between Diamond Investments, LLC and Black Rock Acquisition Corporation, dated June 16, 2005.

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest In Securities Of The Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURES
EXHIBIT INDEX